Exhibit 99.3

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

21 December, 2018

APPENDIX 3B & CLEANSING NOTICE

With respect to the shares the subject of this issuance as detailed in the Appendix 3B lodged today, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001(Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Immutep Limited

/s/ Tom Bloomfield

Tom Bloomfield

Company Secretary